Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

               http://www.ccgirasia.com

   Mr. Crocker Coulson, President

   Phone:  +1-646-213-1915 (New York)

   Email:  crocker.coulson@ccgir.com

WSP Holdings Appoints New Independent Director

Wuxi, China, June 1 , 2011 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (“American Petroleum Institute”) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), today announced that its board of directors appointed Mr. Michael Muhan Liu as an independent director of the Company effective June 1, 2011 to replace Mr. Anthony J. Walton who had resigned from the board. Mr. Walton resigned because he believes that rotation of independent directors is good corporate governance practice. Mr. Liu will serve on WSP Holdings’ board and will serve as a member of the audit committee and the corporate governance and nominating committee of the board.

Since 2001 Mr. Michael Muhan Liu has been a managing director of East China Capital Investments Ltd., which is mainly involved in the investment and financing of projects in mineral resources. Since 2009, he has also served as a director of China Growth Minerals Ltd. (“CGM”), a Hong Kong company mainly involved in the investment in uranium. From 2004 to 2009, he served as a director of International Barytax Resources Ltd., a Toronto listed company involved in the investment of copper exploration projects in Africa. From 2005 to 2008, he served as a director of Pacific Imperial Mines Ltd., a Toronto listed company involved in gold exploration project in China, and was the Executive Vice President and Chief Financial Officer of the company for two years during such period. Prior to that, He served as the president of CNT Corp.’s operations in Asia Pacific region, primarily responsible for the general management of joint venture operations in the region from 2001 to 2003. CNT Corp. is an agriculture company and one of the world’s largest North American ginseng suppliers. Mr. Liu received his Master of Arts in Economics from University of New Brunswick, Canada and his Master of Business Administration from University of British Columbia, Canada.

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“We are pleased to welcome Mr. Liu to our board. We would also like to extend our thanks to Mr. Walton for his valuable contributions to the company during his tenure as a board director,” said Mr. Longhua Piao, chairman and CEO of the Company.  “Given Mr. Liu’s rich background in senior corporate management positions at multinational companies and his in-depth knowledge in metal and mining commodities, I believe he will bring new perspective and insight to our board.  I look forward to the contributions he will make to the Company.”

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions.  The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements.  A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities.  The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise.  This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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